12013375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66560

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HWJ Capital Partners II, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

751 Park of Commerce Drive, Suite 118
(No. and Street)

Boca Raton	**Florida**	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anna P. Corson **(561) 226-6199**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	**Boca Raton**	**Florida**	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

TABLE OF CONTENTS

OATH OR AFFIRMATION

I Joseph W. Harch, swear (or affirm) that, to my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HWJ Capital Partners, LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Vicky West Zimmerman
My Commission DD937364
Expires 11/01/2013

Palm Beach County

Joseph W. Harch
Signature

OWNER
Title

Vicky West Zimmerman
Notary Public
February 27th, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SICP Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF REGISTERED INDEPENDENT ACCOUNTANT

To the Managing Member
HWJ Capital Partners II, LLC

We have audited the accompanying balance sheet of HWJ Capital Partners II, LLC (the "Company") as of December 31, 2011, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HWJ Capital Partners II, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 27, 2012

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
4455 Military Trail, Suite 201 ◆ Jupiter, Florida 33458-4843 ◆ t: 561.622.8920 ◆ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ◆ Sunrise, Florida 33325-6254 ◆ t:954.974.3544 ◆ f: 954.974.3680

HWJ CAPITAL PARTNERS II, LLC
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

Current assets:		
Cash and cash equivalents	$	1,176,052
Due from related party		21,824
Total current assets		1,197,876
Other assets:		
Deposits and other assets		1,039
Total assets	$	1,198,915

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to managing member	$	195,147
Accounts payable and accrued expenses		13,734
Total liabilities		208,881
Member's equity		990,034
Total liabilities and member's equity	$	1,198,915

See accompanying notes to financial statements.

HWJ CAPITAL PARTNERS II, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Interest and dividend income	$ 274
Total revenues	274
Expenses:	
Professional fees	81,992
Clearing charges	5,273
Office expense sharing	4,475
Fidelity bond	3,574
Regulatory fees	2,889
Other expenses	1,082
Total expenses	99,285
Net loss	$ (99,011)

See accompanying notes to financial statements.

HWJ CAPITAL PARTNERS II, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Member's Equity
Balance, December 31, 2010	$ (8,155)
Net loss	(99,011)
Member's contributions	1,097,200
Balance, December 31, 2011	$ 990,034

See accompanying notes to financial statements.

HWJ CAPITAL PARTNERS II, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net loss	$	(99,011)
Reconciliation of net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease in receivable from clearing organization		30
Increase in related party receivable		(15,758)
Decrease in deposits and other assets		275
Decrease in accounts payable and accrued expenses		(832)
Net cash used in operating activities		(115,296)
Cash flows from investing activities		-
Cash flows from financing activities:		
Loans from managing member		45,147
Member's contributions		1,097,200
Net cash provided by financing activities		1,142,347
Net change in cash	$	1,027,051
Cash, beginning of year		149,001
Cash, end of year	$	1,176,052

See accompanying notes to financial statements.

NOTE 1 – NATURE OF BUSINESS

HWJ Capital Partners II, LLC (the "Company") (a Florida Limited Liability Company) is a broker-dealer located in Boca Raton, Florida with an office in New York. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents.

Securities Transactions
The Company is engaged solely in the proprietary trading of equities and bonds through a registered prime brokerage firm. Proprietary securities transactions are recorded on the trade date as if they had settled.

The Company does not render investment advice, nor does it hold itself out as a broker-dealer to the public through advertising or otherwise. The Company does not have customers, does not carry a dealer inventory of securities, and does not hold the securities of others or extend or arrange for the extension of credit in connection with the sale of securities.

Investment Valuation
Investments in long and short positions in marketable securities are recorded at their market value, in accordance with ASC 820-10, "*Fair Value Measurements.*"

Income Taxes
The Company is not a taxpaying entity for federal income tax purposes therefore, no federal income tax expense has been recorded in the financial statements. Taxable results are passed through to the member of the Company.

Date of Management Review
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 27, 2012, the date that the financial statements were available to be issued.

NOTE 3 – NET CAPITAL, RESERVE REQUIREMENTS AND REGULATORY MATTERS

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $813,334, which is above the $100,000 the amount required to be maintained at December 31, 2011.

On December 23, 2011, the Company received an Exit Meeting Report (the "Report") from the Department of Member Regulation of the Financial Industry Regulatory Authority ("FINRA"), based on its examination of the Sales Practices of the Company. The Report identified certain violations ("Exceptions") of securities rules and regulations. The Report and supporting documentation remains subject to FINRA's supervisory review process, after which time a final Examination Report will be issued.

The Company has contested each of the Exceptions identified, but cannot predict the outcome of the matters under review by Member Regulation and other FINRA departments or other regulatory agencies. The Company continues to cooperate fully with FINRA.

NOTE 4 – RELATED PARTIES

The managing member of the Company owns 100% of Harch Capital Management, LLC ("HCM") (a Florida Limited Liability Company). HCM is a registered investment advisor under the Investment Advisors Act of 1940. HCM provides the use of employees, office space, secretarial and services to the Company in accordance with an office sharing agreement. The Company's office sharing expenses were $4,475 for the year ended December 31, 2011. Operating results of the Company might be significantly different if the companies were autonomous. HCM owes the Company $21,824 at year end, primarily due to professional fees paid by the Company on behalf of HCM.

At December 31, 2011, the Company owed $195,147 to the managing member of the Company.

NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

As of December 31, 2011, the Company's cash equivalents include money market funds. These securities are valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with Legent Clearing, LLC. The agreement is effective through May 6, 2013, and early termination fees apply, including the monthly fees due on the remaining term of the agreement.

Refer to Note 3 "Net Capital, Reserve Requirements and Regulatory Matters" with respect to FINRA Regulatory Matters.

NOTE 7 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's marketable securities are held in the accounts at brokerage firms. At December 31, 2011, $1,176,052 exceeded the FDIC and SIPC insured limits.

SUPPLEMENTARY INFORMATION

HWJ CAPITAL PARTNERS II, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Net capital:		
Total member's equity	$	990,034
Non-allowable assets:		
Funds on deposit without executed PAIB agreement		(133,907)
Central Registry Depository (CRD) deposit and other assets		(1,039)
Due from related party		(21,824)
Total non-allowable assets		(156,770)
Haircuts on securities		(19,920)
Total net capital		813,344
Minimum net capital required - 6 2/3% of aggregate indebtness included in the balance sheet or $100,000 whichever is greater		100,000
Excess net capital		713,344
Aggregate indebtness as included in the Statement of Financial Condition		208,881
Ratio of aggregate indebtness to net capital		25.68%

There are no material differences between the computation of net capital per the FOCUS report at December 31, 2011 as compared to the computation of net capital as shown above.

HWJ Capital Partners II, LLC is claiming exemption under the provisions of SEC rule 15c3-3(k)(2)(ii). Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member
HWJ Capital Partners II, LLC
Boca Raton, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by HWJ Capital Partners II, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such and opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 27, 2012

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
4455 Military Trail, Suite 201 ◆ Jupiter, Florida 33458-4843 ◆ t: 561.622.8920 ◆ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ◆ Sunrise, Florida 33325-6254 ◆ t:954.974.3544 ◆ f: 954.974.3680

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066560 FINRA DEC
HWJ CAPITAL PARTNERS II, LLC
751 PARK OF COMMERCE DRIVE
SUITE 118
BOA RATON, FL 33487-3622

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Anna Corson 561-226-6199

2. A. General Assessment (item 2e from page 2)		$ .69
B. Less payment made with SIPC-6 filed (exclude interest)		( )
Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		.69
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ .69
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ .69	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HWJ Capital Partners II, LLC
(Name of Corporation, Partnership or other organization)

Joseph W. Harel
(Authorized Signature)

Dated the 7 day of FEB, 2012.

OWNER/PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 11 and ending December 31, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 274.24
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 274.24
2e. General Assessment @ .0025	$ .69
	(to page 1, line 2.A.)

INTERNAL CONTROL

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Managing Member
HWJ Capital Partners II, LLC
Boca Raton, FL

In planning and performing our audit of the financial statements and supplemental schedules of HWJ Capital Partners II, LLC (the "Company") as of and for the year ended December 31, 2011, we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and (2) determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and
3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued from previous page

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 27, 2012